

Yayoi Kusama (b. 1929)

Infinity Nets (2010)



Yayoi Kusama is a global cultural icon and one of the most popular artists of our time.

INVESTMENT THESIS

Price Appreciation of Similar Works
21.0%

Appraised Value
N/A

Initial Offering
$2,331,000

Similar Sales


$2.5m
$2.0m
$1.5m
$1.0m
$0.5m
$0.0m
09
14
19

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	significant 32 years
2020 Auction Sales	significant $65,814,064
Repeat Sales	view

43% Progress

INVEST NOW

DEAL SHEET

Price appreciation of similar works for each painting is based on public auction sales for the specific artist who created the subject painting that occurred prior to the qualification of the applicable offering by the SEC. Unless otherwise indicated, such data will not be updated for sales occurring after such date. Past performance of similar works is not indicative of future performance and is not intended to be a proxy for historical or projected future performance of the specific painting or the shares.

WHY WE LIKE THIS PAINTING

- Japanese artist Yayoi Kusama's successful career spans over 6 decades, and she is currently among the top 3 most expensive living women artists.
- The Painting is a large-scale example of Kusama's groundbreaking series of "Infinity Nets" in a highly sought after white palette – "the first, and historically most significant color of her Infinity Nets" according to Christie's.
- Early white "Infinity Nets" account for the artist's top two auction records: *Interminable Net #4* (1959), which sold in April 2019 for $7,953,215, and *White No. 28* (1960), which sold in November 2014 for $7,109,000.
- "With an auction record of $7.9 million for one of her historic 1959 "Infinity Net" paintings, Kusama is both the world's top-selling living female artist, and still undervalued relative to her peers," stated ARTnews in July 2020. The works of close contemporaries, such as Andy Warhol, have exceeded $50 million at auction.
- Although there are no guarantees, similar works have appreciated at 21.0% annualized historically from 2008 to 2021.
- Kusama has become a pop culture phenomenon due to collaborations with high caliber brands including Louis Vuitton and Veuve Clicquot, as well as her mainstream Infinity Rooms, which draw millions of museum visitors worldwide.

*Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision. *



2020 Auction Sales	2020 Number of Lots Sold
$65,814,064	623

Yayoi
KUSAMA
b. 1929, Japan

THE PAINTING

Infinity Nets , 2010

Acrylic on canvas
57 × 57 in. (146 × 146 cm.)

ANNUAL APPRECIATION OF SIMILAR WORKS[1]

21.0%

INITIAL OFFERING

$2,331,000

Offering Circular: sec.gov/edgar



Yayoi Kusama is a global cultural icon and one of the most popular artists of our time.

The Painting is a quintessential, large format example from Yayoi Kusama's highly recognizable "Infinity Net" series, which the artist developed in the late 1950s. As of August 19, 2021, the closest comparable work by the artist, in terms of series, format, year, and color, to have sold at auction in the last year is *Infinity Nets (T Owe)* (2006), which was sold at Christie's on May 24, 2021 for HK$20,650,000 ($2,659,410).

Works of the Infinity Net series vary in color and size: the smallest are under a foot tall, while the largest examples exceed nine feet in height. Though Net paintings from the 1950s and 1960s garner record auction prices, the demand for Kusama's later works is also high, and many of her later works have appreciated significantly since the 2000s. Of the many colors Kusama used for the series, white and red are perhaps the most sought after, as evidenced by the artist's top three records, as of August 19, 2021. In the catalogue essay for the sale of *White No. 28* (1960), Christie's designates white as "the first, and historically most significant color of her Infinity Nets". The white palette, large format and execution of the Painting make it a particularly commercial and desirable work by the artist.

Yayoi Kusama is one of the most prolific artists living today. Since the 1950s, Kusama has worked actively in various media, including performance, painting, sculpture and immersive installations. Kusama was born in Matsumoto, Japan and began to create art at an early age as a way to engage with her mental illness. When Kusama moved to New York around 1957, the artist began to focus on abstraction and soon, her "Infinity Nets" series developed and garnered recognition. In 1960, Kusama's work was introduced on the European stage at an international contemporary art exhibition on monochrome painting at the Städtisches Museum in Germany, alongside the works of Mark Rothko, Yves Klein, Lucio Fontana, and Günther Uecker. Despite her growing international success and popularity, Kusama returned to Japan permanently

Kusama's auction records are led by 'Interminable Net #4' (1959), which sold on April 1, 2019 for HK$62,433,000 ($7,953,215), 'White No. 28' (1960), which sold on November 12, 2014 for $7,109,000 and 'No. Red B' (1960), which sold on October 4, 2015 for HK$54,520,000 ($7,033,080).

in 1975, and committed herself to a psychiatric hospital in 1977, where she has since lived in permanent residence. As of August 19, 2021, Kusama continues her studio practice and is represented by a number of major galleries, including David Zwirner Gallery, Victoria Miro Gallery, and Gagosian Gallery. Yayoi Kusama's works are included in important permanent collections, such as the Museum of Modern Art in New York, the Broad Museum in Los Angeles, the Hirshhorn Museum in Washington, D.C., the Tate Modern in London, as well as the artist's eponymous museum in Tokyo, and many more. As of August 19, 2021, Kusama is counted among the top three most expensive living women artists, with auction records led by *Interminable Net #4* (1959), which sold on April 1, 2019 for HK$62,433,000 ($7,953,215), *White No. 28* (1960), which sold on November 12, 2014 for $7,109,000 and *No. Red B* (1960), which sold on October 4, 2015 for HK$54,520,000 ($7,033,080).

AUCTION RESULTS FOR SIMILAR WORKS[2]


$3.0M
$2.3M
$1.5M
$0.8M
2007
2008
2009
2010
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021









As of August 19, 2021, Kusama is counted among the top three most expensive living women artists.

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales is comprised of paintings by Yayoi Kusama with the following criteria: large format white Infinity Nets created after 2000 that measure between 50 inches by 50 inches and 80 inches by 80 inches. Where the buyer's premium was unavailable due to incomplete data, the respective auction house's buyer's premium rates for 2021 were applied, and include the following sales: *Infinity Nets (BCO)* (2013), which sold on October 18, 2017 at K Auction in Seoul, South Korea, *White Nets (QZHA)* (2006), which sold on November 25, 2008 at Est-Ouest Auctions Co. in Hong Kong, and *Infinity Nets XZASST* (2007), which sold on April 5, 2008 at Shinwa Art Auction in Tokyo, Japan. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Although the paintings in the comparables set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of comparable transactions have increased at an estimated 21.0% CAGR implied from selected sales occurring from April 5, 2008 to May 24, 2021.

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